Crescent Point Announces Q4 and Year-End 2022 Results Conference Call

February 23, 2023 Calgary, AB



Crescent Point Energy Corp. ("Crescent Point" or the "Company") (TSX and NYSE: CPG) plans to report its fourth quarter and year-end 2022 financial and operating results via press release prior to the opening of markets on Thursday, March 2, 2023. Crescent Point's management will hold a conference call at 10:00 a.m. MT (12:00 p.m. ET) the same day to discuss the Company's results and outlook.

Participants can listen to this event via webcast. To join the call without operator assistance, participants may register online by entering their phone number to receive an instant automated call back. Alternatively, the conference call can be accessed with operator assistance by dialing 1-888-390-0605.

The webcast will be archived for replay and can be accessed on Crescent Point's conference calls and webcasts webpage. The replay will be available approximately one hour following the completion of the call.

FOR MORE INFORMATION ON CRESCENT POINT ENERGY, PLEASE CONTACT:

Shant Madian, Vice President, Capital Markets, or

Sarfraz Somani, Manager, Investor Relations

Telephone: (403) 693-0020 Toll-free (US and Canada): 888-693-0020 Fax: (403) 693-0070

Address: Crescent Point Energy Corp. Suite 2000, 585 - 8th Avenue S.W. Calgary AB T2P 1G1

www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.